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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-54206

L&L ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

L&L Acquisition Corp. 265 Franklin Street, 20th Floor Boston, Massachusetts 02110 (617) 330-7755

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share Warrants (each Warrant is exercisable for one share of Common Stock) Units (each Unit is comprised of one share of Common Stock and one Warrant)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 11 holders of record of Common Stock, 8 holders of record of Warrants and 1 holder of record of Units

Pursuant to the requirements of the Securities Exchange Act of 1934, L&L Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	May 14, 2012	L&L ACQUISITION CORP.

		By:	/s/ Peter Schofield
Name: Peter Schofield Title: Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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